Offering Statement



Registered in the State of Ohio under
Big Belly Brewing, LLC on 02/09/2015
(document no. 201504301075)

1721 Lani Drive
Eaton, OH 45320

Prepared, January 2019



Summary of the Offering	
Type of Security offered	Equity
Class of Security	Series A Preferred Membership with a 6% Return
Price Per Unit	$10
Minimum Investment Amount	$50 (or 5 units)
Campaign Close Date	{07/31/2019} at 5:00 PM EST
Funding Goal for a Successful Campaign	$10,000
Oversubscription Limit	$600,000
Post-Money Valuation	$2,600,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Big Belly Brewing, LLC.

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Disclaimer</u>

The Offering Statement forms parts of, and should be read together with, the Form C being filed by Big Belly Brewing, LLC (for the purposes of this Disclaimer, referred to herein as "Big Belly Brewing, LLC," the "company," the "issuer,"and "we") with the Securities and Exchange Commission in connection of a Regulation Crowdfunding offering of Big Belly Brewing, LLC securities contemplated therein and of which this Offering Statement is a part (the specified Form C exhibits thereto, including, without limitation, this Offering Statement, the "subscription agreement," the "Pitch Deck," the "Cap. Table," the "Company Financials," the "Perks Agreement," the "LinkedIn Profiles for the team," and the "Operating Agreement or Company Bylaws."

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the offering documents on our current expectations and projections about future events and trends that we believe may impact Big Belly Brewing, LLC.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could fifer materially from those described in the forward-forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Big Belly Brewing, LLC securities, nor should it be relied upon in connection with, and contract or purchasing decision.

Table of Contents

The Company

Lost Railroad Brewhaus is registered in the State of Ohio under Big Belly Brewing, LLC on 02/09/2015 (document no. 201504301075). Office is located at 1721 Lani Drive, Eaton, OH 45320

Certifications of Regulation Crowdfunding

Big Belly Brewing LLC has certified that all of the following statements are true for them as an issuer:

- Organized under, and subject to the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer nor any of its predecessors have not failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Richard Ewing, President & Owner

Richard founded the company in February 2015. He's responsible for overseeing the decisions and financial management of the business. He's a US Army veteran and retired financial advisor for Edward Jones after 16 years. Prior to that a business administrator for Eaton City schools in Ohio. He has a BS in Engineering from Miami University ('77), and an MBA from Central Michigan University ('98).

Adam Ewing, COO and Head Brewer

Adam will oversee the production of the brew house and manufacturing of beer. He's responsible for overseeing the decisions and operations of the business. Adam has worked for major companies including Booz Allen Hamilton, Intelligrated, and Lexis Nexis. Adam began home brewing 3 years ago, which led him to get a formal beer certification from Siebel Institute of Technology. He has a BS in Computer Engineering from Wright State University ('93).

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of common and preferred stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Class	Current Number of Units Issued	Current Number of Units Outstanding	Aggregate Percentage Ownership Interest
Richard Ewing	Common Voting	200,000	200,000	76.93%
Series A Preferred with 6% cash distribution	Series A Preferred Limited Voting	60,000	0	23.07%

Principal Shareholders in the Issuer

Each person or entity known by the company to beneficially own 20% or more of the company is highlighted in the table below.

Name	Common Voting Units	Percentage Owned by Individual/Entity
Richard Ewing	200,000	76.93%

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. Big Belly Brewing, LLC Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part(the "**The Pitch Deck**");
2. Big Belly Brewing, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part(the "**Business Plan**")

Risk Factors

RISKS RELATED TO CROWDFUNDING

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

If our business plan fails, you may lose your entire investment.

We will use the net proceeds of this offering to implement our business plan. If we cannot successfully implement our business plan and attract consumers to the Still House or sell spirits from the Distillery, you will likely lose most, if not all, of your investment.

We have no operating history.

We have no sales or revenues to date, no operating history, and are unproven in marketing the Still House or spirits we intend to offer. You must consider the risks and uncertainties frequently encountered by early stage companies like ours and risks and uncertainties in the highly competitive bar and distillery industry in general.

We intend to obtain a small business administration loan for additional financing.

Because we intend to take out a loan, the financial institution making that loan will likely have a security interest in the real estate and assets of the Company, including the brewing equipment. This means that if the business fails, the members of the Company will be unlikely to recoup their investment.

We may not be able to raise the additional funding needed to fully implement our full business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors.   If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Future classes of membership interests could be senior to your Series A Preferred Membership Interests.

If the Company issues new membership interests, which it may do in its sole discretion, the new classes of membership interests may be senior to the Series A Preferred Membership Interests.

The Manager owns over 3/4 of the Voting Units.

It will be very difficult for the Members to remove Richard Ewing as Manager without Richard Ewing's approval. Richard Ewing will have control over all aspects of operation.

The Manager has no experience in this industry.

The Manager and majority owner has never been the owner or sole manager of a bar, restaurant, or brewery prior to the Company. The success of the business is largely dependent on the Manager's ability to implement the Company's business plan.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $10,000 we may not be able to fully implement our business plan and would need to scale back our plans.

Our Manager has unlimited discretion as to the use of proceeds from this offering.

Our Manager Richard Ewing, has unlimited discretion with regard to the use of proceeds that we will receive from this offering, both by being sole Manager of the manager-managed LLC and by owning over two-thirds of the Voting Common Units. We cannot assure you that the Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our bar and spirits necessary to produce sufficient revenues to stay in business.

The Series A Preferred Membership Interests being offered are illiquid and not freely transferable.

The Units of Series A Preferred Membership Interests that we are offering will not be registered under the Securities Act or qualified under applicable state securities laws, and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Series A Preferred Membership Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Preferred Membership Interests.

The pricing of the Series A Preferred Membership Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Membership Interests or a multiple of net earnings per Unit. We have not obtained any third party valuations of the Company or Series A Preferred Membership Interests.

The rights of the Series A Preferred Membership Interests differ in various respects from the other classes of Membership Interests, including that Series A Preferred Membership Interests have extremely limited voting rights.

The Company currently has two classes of membership interests outstanding. Voting Common Units, and Series A Preferred Membership Units. The Series A Preferred Members will have limited voting rights, whereby their approval is required to a materially adverse change to the terms of the Series A Units. Moreover, although the Series A Preferred Members may convert the membership interests into Common Units, the manager ultimately owns a majority of the voting units.

Series A Preferred Units will only receive a return on their investment after all creditors of the Company have been paid and the holders of the Series A Preferred Units have received their preferred dividends. The Series A Preferred Membership Interests are each entitled to a return of cumulative dividends of 6% prior to the Voting Common Units receiving any distributions from the Company.

The Voting Common Units have "drag-along" rights and can force Series A Preferred Members to sell their respective Membership Interests in the event of a merger or an asset sale.

A Majority of Voting Common Units may elect to sell all of the Company's Membership Interests to a third party. In such an instance, a Majority of the Voting Common Units is permitted to force the other Members, including the Series A Preferred Members, to sell their Units on the same terms as the Voting Common Membership Interests are being sold.

The Company has a right to call the Series A Preferred Units four years after the closing of this Offering.

Any time after four years from the Closing, the Company may repurchase the Series A Preferred
Units for a price equal to 1.25 times the Unit Holder's capital investment. This decision will be made in the Manager's sole discretion.

The Manager has the right to transfer Units to others without offering those Units to be purchased by other Members.

Manager may transfer up to 100 Voting Common Units that she currently holds at their discretion, without offering other Members the right to purchase said Units. The intent is for the manager to use these units to compensate employees or future officers in exchange for services.

In any given taxable year, you may be required to pay state and federal income taxes in excess of distributions from the Company.

The Company has elected to be classified as a partnership for federal tax purposes thereby entitling each Member to claim his or her distributive share of any of the Company deductions, losses, credits, income and gains. Distributions to the Members for a particular fiscal year will be made at the discretion of the Manager except that, to the extent permissible under the Operating Agreement, the Company intends to distribute to each Member the amount necessary to cover the potential tax liability of Members due to their ownership of Membership Interests, determined by multiplying the Company's taxable income for the fiscal year by the highest combined Ohio and federal tax rates applicable for such fiscal year. However, you will be required to report your pro rata share of the Company's items of income and gain on your tax return whether or not you receive any cash distributions from the Company during the taxable year. Based upon the amount of available net cash flow for a particular fiscal year, the amount of cash distributed to you may be less than the amount of your income tax payable on your share of the Company's taxable income and gain. Therefore, you may be required to pay federal and state income taxes on income or gain from the Company in excess of the cash you receive.

The decision to pay dividends is solely within the discretion of the Manager and dependent, in part, upon cash flow of the Company.

Despite the Company's intention to make dividend payments, such payments will only be made if the Company has sufficient cash flow, and the Manager determines it is in the best interest of the Company to pay such dividends. You may never receive a dividend payment.

RISKS RELATED TO CONFLICTS

The Manager owns Big Belly Pub, LLC which is an entity that owns the building as Big Belly Building LLC and Big Belly Brewing LLC. Big Belly Building LLC will own the land and structure where the business will be located. Big Belly Brewing LLC will lease space from Big Belly Building LLC and produce the beer. Big Belly Brewing LLC will sell beer to the public on and off site.

Richard Ewing is the sole member of Big Belly Brewing, LLC, Big Belly Building LLC, and Big Belly Pub, LLC . The investors will have not ownership interest in that building. Moreover, the improvements made to the building will benefit Big Belly Building, LLC. Additionally, the Company will lease the building from Big Belly Building, LLC, albeit at a below-market rate, and such payments, pursuant to that lease, will inure to Big Belly Building, LLC's benefit.

The Offering

Purpose

Big Belly Brewing, LLC dba Lost Rail Road Brewing Company intends to raise a minimum of $10,000 minimum to finance their operation pursuant to this filing. Investors may subscribe up to $600,000 in this round to help finance equipment, marketing, legal, inventory, working capital, salaries, and furniture/fixtures. Each unit is priced at $10/unit with a minimum requirement of 5 units to purchase membership.

Use of Proceeds

Item	Target	Maximum
Wunderfund Portal Fees	$800	$36,000
Equipment	$9,200	$241,000
Marketing	$0	$50,000
Legal/Professional	$0	$40,000
Working Capital	$0	$100,000
Inventory	$0	$10,000
Salaries	$0	$88,000
Furniture & Fixtures	$0	$35,000
Total	$10,000	$600,000

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "**Subscription Agreement**") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "**Escrow Agent**") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C, which was: {07/31/2019}

Wunderfund will notify investors when the funding goal amount has been met.

If Big Belly Brewing, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing the offering and the investor will receive securities in exchange for his or her investment.

The offering will be completed upon transfer of funds from the Escrow Agent to Big Belly Brewing, LLC. At that time membership units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement, will be registered in the name of the corresponding investor. The membership units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Big Belly Brewing, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors, less the non-refundable processing fee.

If Big Belly Brewing, LLC reaches their funding goal prior to the campaign close date, then the company, may conduct multiple closings of escrow. If the company provides notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the issuers discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value that Big Belly Brewing, LLC decides is a fair market value for their company. In this offering, Big Belly Brewing, LLC valued the offering at a post-money value of $2,600,000.

Details on Security Being Offered

The Company has authorized two classes of Membership Interests designated as Voting Common and Series A Preferred The rights and interests of those Membership Interests vary significantly. Except for the right to vote as a class on materially adverse changes to the terms of the respective Units, Series A Preferred Units have no voting rights. The Voting Common Units are owned by the Manager ("Initial Members"). Unless such Membership Interests would be sold by the Initial Members, or the Company authorizes more shares of Voting Common Units, there will be no opportunity for any investor in this offering or any other persons to acquire Voting Common Units.

The following discussion highlights the key features of the different classes of Membership Interests. However, this discussion is a summary only and does not purport to be a complete description of the Membership Interests. The rights and interests of the Membership Interests are very detailed and can only be understood completely upon a thorough reading and understanding of the Big Belly Brewing, LLC operating agreement, which is the legal document that establishes such rights and interests. Accordingly, prospective investors are urged to read the Operating Agreement in detail and this discussion is qualified in its entirety by reference to, the Operating Agreement.

Voting Common Membership Interests

The Voting Common Membership Interests in the Company possess the following rights & interests:

- Each Voting Common Unit is entitled to a vote on all matters presented to the Members.
- The holders of Voting Common Units are eligible to receive distributions, only after the payment of cumulative preferred dividends to the holders of Series A Preferred Units and then in proportion to their Percentage Interest.
- In the case of a liquidity event, holders of Voting Common Units can receive distributions only after Series A Preferred Unit Holders have received a return of an amount equal to 1.25X the capital contribution not including all distributions and dividends already paid ("Series A Preference").
- Voting Common Members, along with the other Members, have a right of first refusal upon certain proposed transfers of Voting Common, Series A Preferred, and certain issuances of new Membership Interests, subject to the rights of the Company to first purchase any such offered interests.
- Voting Common Members must offer the Company a right of first refusal upon certain proposed transfers of the Voting Common Units and, if such Units are not purchased by the Company, must provide the other Members with a right to purchase the Voting Common Units, except for the Units the Manager may transfer outside of this restriction.

Series A Preferred Membership Interests

The Series A Preferred Membership Interests in the Company possess the following rights and interests:

- At Closing, the entire class of Series A Preferred Membership Interests shall be equal to the number of outstanding Series A Preferred Units. This is subject, however, to future distributions.
- Other than tax distributions which will be payable to all Members, each Series A Preferred Unit is entitled to receive cumulative dividends of 6% prior to any distributions to Common Members. The payment of the preferred dividends to the Series A Preferred Members will be at the same time and in proportion to the amounts payable to them. After receiving cumulative dividends of 6%, the holders of Series A Preferred Units will thereafter share proportionately with all other classes of Membership Interests in all distributions or allocations of profits and losses, in proportion to the number of Units owned.
- Series A Preferred Units have no voting rights, except that a majority of the Series A Preferred Units must approve any amendment to make any changes to the terms of the Series A Preferred Units that are materially adverse to the Series A Preferred Members. The issuance by the Company of securities having seniority to the Series A Preferred Units shall not be considered adverse to the holders of Series A Preferred Units.
- The Series A Preferred Units have liquidation preference priority over the Voting Common Units to the extent that the Series A Preference is returned to the Series A Preferred Unit Holders prior to any distribution to any Common Members. After such distributions, all capital

investment will be returned to the Common Members. Afterwards, the Series A Preferred Unit Holders will share in any distributions in proportion to their Percentage Interest. The Series A Preferred Units will be junior in priority of payment to all creditors, secured and unsecured, of the Company, as well as to holders of any outstanding units of presently undesignated membership interests that have a liquidation preference.

- If the Company has not undergone a sale or other liquidation event by the fourth anniversary of the Closing Date, the Company has the right to repurchase the Series A Preferred Units at an amount equal to 1.25X the contribution.
- Series A Preferred Units will automatically convert into Voting Common Units at the four-year anniversary of the Closing Date. The advantage of converting to Non-Voting Common Units is that such units are not subject to the Company's call right. The disadvantage is the Non-Voting Common Units do not have rights to cumulative dividends, capital repayment, or liquidation preference senior to Voting Common Units.
- If the Company has not undergone a sale or other liquidating event by the fifteenth anniversary of the Closing Date, then the Series A Preferred Members may request the Company to repurchase the Series A Preferred Units in writing at an amount that is appraised by an independent appraisal of the business.
- Series A Preferred Members have a right of first refusal regarding issuances of new Membership Interests by Big Belly Brewing, LLC in its. For instance, if Big Belly Brewing, LLC offers new membership interests in exchange for equity, the Series A Preferred Members will have the option to purchase equity prior to any other Persons, at the same terms as will eventually be offered.
- Series A Preferred Members must offer the Company, the remaining Series A Preferred Members, and the Voting Common Members rights of first refusal upon proposed transfer of Series A Preferred Units.

Any investor investing in this round will receive their investment amount with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part (the "**Subscription Agreement**").

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Transfer and Other Restrictions Imposed

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Big Belly Brewing, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Big Belly Brewing, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a ember of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Information

Financial Statements
Please refer to the Big Belly Brewing, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review was been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

Big Belly Brewing, LLC has not generated any revenues to date. Based on internal financial projections, the company expects be able to operate out of the existing cash reserves without any revenue generation until the platform launches. Any revenues that are generated prior to the launch of the platform will be considered immaterial.

Indebtedness

At the time of this filing, the company has no debt owed to creditors.

Liquidity, Capital Resources, and Financial Condition

Big Belly Brewing, LLC is currently generating operating losses, and will continue to require infusion of new capital to continue business operations until the launch of the platform. There is limited liquid and financial resources to service debts at this time due to the cash situation on the balance sheet. Please refer to the financial statements to see the financial condition of the issuer.

Material Capital Expenditures

To date of this filing, the capital expenditures by the members, direct or indirect, of the company in excess of 5% includes a transactions worth $30,000 entered into by Richard Ewing.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Big Belly Brewing, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page. Activities will be updated as the occur, in real time, until the oversubscription amount is achieved, Big Belly Brewing, LLC stops the fundraising activities, or the termination date has been reached. Wunderfund will notify investors when the target offering has been met via email.

Intermediary Information

Thrivera Venture Funds I, LLC (dba Wunderfund) ("**Wunderfund**") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360.

Upon Completion of a successfully funded campaign that reaches or exceeds the funding goal amount, Big Belly Brewing, LLC will pay Wunderfund a minimum of 8% of the total fundraise amount.

Absence of Disqualifications under 227.503(A)

With respect to Big Belly Brewing, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "**Relevant Person**"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on Big Belly Brewing, LLC's website. Additionally, Big Belly Brewing, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Big Belly Brewing, LLC's website:

www.lostrailroadbrewhaus.com

Big Belly Brewing, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Big Belly Brewing, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Big Belly Brewing, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Big Belly Brewing, LLC or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Big Belly Brewing, LLC liquidates or dissolves its business in accordance with State Law

Other Material Information

Investors should understand their stake in the Big Belly Brewing, LLC could be diluted due to the company issuing additional membership units. In other words, when the Company issues more units the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Big Belly Brewing, LLC may increase. Such investors will own a smaller share of the aggregate outstanding units of Big Belly Brewing, LLC.

Such increases in number units of Big Belly Brewing, LLC outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Big Belly Brewing, LLC. If Big Belly Brewing, LLC issues more shares, the result is that each share being worth less than before and the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.ate.

There is a high probability that Big Belly Brewing, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness). To the extent that such financing is executed by Big Belly Brewing, LLC by incurring indebtedness, the value of the Voting Common Stock of any investor participating in this offering will be at risk if Big Belly Brewing, LLC is unable to repay such indebtedness.